Filed by PAETEC Holding Corp. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Commission File No.: 0-20763

Subject Company: McLeodUSA Incorporated

This filing relates to the proposed transaction pursuant to the terms of the Agreement and Plan of Merger, dated as of September 17, 2007, by and among PAETEC Holding Corp. (“PAETEC”), McLeodUSA Incorporated and PS Acquisition Corp., a wholly-owned subsidiary of PAETEC.

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PAETEC will file with the SEC a registration statement on Form S-4, which will contain a proxy statement/prospectus regarding the proposed merger transaction, as well as other relevant documents concerning the transaction. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PAETEC, MCLEODUSA INCORPORATED AND THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus will be sent to PAETEC’s stockholders seeking their approval of PAETEC’s issuance of shares in the transaction and to security holders of McLeodUSA Incorporated. Investors and security holders may obtain a free copy of the registration statement and proxy statement/prospectus (when available) and other documents filed by PAETEC with the SEC at the SEC’s web site at www.sec.gov. Free copies of PAETEC’s SEC filings are available on PAETEC’s web site at www.paetec.com and also may be obtained without charge by directing a request to PAETEC Holding Corp., One PAETEC Plaza, Fairport, New York 14450, Attn: Investor Relations.

PAETEC and its directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from PAETEC’s stockholders with respect to the proposed transaction. Information regarding PAETEC’s directors and executive officers is included in its annual report on Form 10-K filed with the SEC on April 2, 2007. More detailed information regarding the identity of potential participants and their direct or indirect interests in the transaction, by securities holdings or otherwise, will be set forth in the registration statement and proxy statement/prospectus and other documents to be filed with the SEC in connection with the proposed transaction.

September 17, 2007

Dear Valued Channel Partner,

We are pleased to inform you that today PAETEC announced plans to acquire McLeodUSA Inc., creating what we consider to be one of the largest nationwide competitive communications service providers in the U.S. The combined company will have a presence in 47 of the top 50, and 82 of the top 100, MSAs in the U.S., giving us a true national presence and making us well-positioned to capitalize on significant cross-selling opportunities while serving customers nationwide. The combined companies will have annual revenues in excess of $1.6B.

This acquisition continues PAETEC’s commitment to be the premier communications provider in the country. With a vastly expanded network footprint, a proven suite of voice and managed IP services, you’ll soon be able to provide end-to-end solutions, coast-to-coast for your customers. As you’ve come to expect, all backed by the same deep commitment that PAETEC and McLeodUSA share for world-class channel support.

During the integration period and up through completion of the transaction, both companies will continue to operate as separate entities. There will be no change in how we conduct business with you, and your day-to-day contacts and support groups will remain the same. We will continue to practice our unmatched service commitment to you, and keep you informed about important developments throughout the approval and integration process. If you have any questions or wish to discuss this further, please feel free to contact your PAETEC representative.

We believe that the complementary nature of each company’s infrastructure, resources, and culture will provide for a smooth transition. We’re excited to have our agents join us in celebrating another milestone for PAETEC. Strong channel performance helps us to continue to achieve our future goals as a company while strengthening our business relationships with you, our business partners.

Best regards,

/s/ Chris Bantoft
Chris Bantoft

Executive Vice President

PAETEC

Additional Information and Where to Find it

PAETEC Holding Corp. will file with the SEC a registration statement on Form S-4, which will contain a proxy statement/prospectus regarding the proposed merger transaction, as well as other relevant documents concerning the transaction. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PAETEC, MCLEODUSA INCORPORATED AND THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus will be sent to PAETEC’s stockholders seeking their approval of the transaction and to security holders of McLeodUSA Incorporated. Investors and security holders may obtain a free copy of the registration statement and proxy statement/ prospectus (when available) and other documents filed by PAETEC with the SEC at the SEC’s web site at www.sec.gov. Free copies of PAETEC’s SEC filings are available on PAETEC’s web site at www.paetec.com and also may be obtained without charge by directing a request to PAETEC Holding Corp., One PAETEC Plaza, Fairport, New York 14450, Attn: Investor Relations.

PAETEC and its directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from PAETEC’s stockholders with respect to the proposed transaction. Information regarding PAETEC’s directors and executive officers is included in its annual report on Form 10-K filed with the SEC on April 2, 2007. More detailed information regarding the identity of potential participants and their direct or indirect interests, by securities holdings or otherwise, will be set forth in the registration statement and proxy statement/prospectus and other documents to be filed with the SEC in connection with the proposed transaction.